UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cinemark Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

17243V102

(CUSIP Number)

January 25, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 783332109	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Madison Dearborn Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 43,468,831 (See Item 4)
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 43,436,784 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (See Item 4) 43,468,831
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 39.7%
12	TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP No. 783332109	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Madison Dearborn Capital Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 43,468,831 (See Item 4)
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 43,436,784 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (See Item 4) 43,436,784
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 39.7%
12	TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP No. 17243V102	13G	Page 4 of 7 Pages

Item 1	(a)	Name of Issuer:

Cinemark Holdings, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

3900 Dallas Parkway, Suite 500, Plano, Texas 75903

Item 2	(a)	Name of Person Filing:

This Amendment No. 1 to Schedule 13G (this “Statement”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Madison Dearborn Partners IV, L.P. and Madison Dearborn Capital Partners IV, L.P., or collectively, the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2008, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Three First National Plaza, Suite 4600, Chicago, Illinois 60602.

Item 2	(c)	Citizenship:

Each of the Reporting Persons is organized under the laws of the State of Delaware.

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2	(e)	CUSIP No.:

17243V102

Item 3	If this statement is file pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 17243V102	13G	Page 5 of 7 Pages

Item 4	Ownership:

(a) Amount beneficially owned:

Madison Dearborn Capital Partners IV, L.P. (“MDCP”) is the record owner of 43,436,784 shares of the issuer’s common stock. The shares held by MDCP may be deemed to be beneficially owned by Madison Dearborn Partners IV, L.P. (“MDP IV”), the general partner of MDCP. John A. Canning, Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP IV that has the power, acting by majority vote, to vote or dispose of the shares held directly by MDCP. Messrs. Canning, Finnegan and Mencoff and MDP IV each hereby disclaims any beneficial ownership of any shares directly held by MDCP.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

All ownership percentages relating to the securities reported herein are based upon 109,356,760 shares of the issuer’s Common Stock outstanding as of October 31, 2009, as disclosed in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009, for the fiscal quarter ended September 30, 2009.

(b) Percent of Class:

See Item 11 of each cover page, which is based on Item 5 of each cover page. See Item 4(a).

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page. This amount includes 5,341 shares owned by Northwestern University and 26,706 shares owned by John W. Madigan. MDCP has an irrevocable proxy to vote these shares in all matters subject to stockholder approval.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Items 4(a) and 4(b) above.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

CUSIP No. 17243V102	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2010

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Mark B. Tresnowski
Its:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P., its general partner

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Mark B. Tresnowski
Its:	Managing Director

CUSIP No. 17243V102	13G	Page 7 of 7 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Ordinary Shares of Cinemark Holdings, Inc. may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2008

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Mark B. Tresnowski
Its:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P., its general partner

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Mark B. Tresnowski
Its:	Managing Director